Exhibit (a)(13)
Form of Email
Subject: Notification Regarding Amendment No. 1 to Cirrus Logic, Inc. Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007
The purpose of this email is to inform you that on September 14, 2007, we amended our Offer to Amend or Cancel and Replace Eligible Options (the “Offer Document”) previously filed with the U.S. Securities and Exchange Commission on August 30, 2007. We distributed a copy of the Offer Document to you on August 30, 2007. Capitalized terms not otherwise defined herein have the meaning set forth in the Offer Document.
Among other things, the amendments to the Offer Document provide additional information regarding Eligible Options with an Original Grant Date of August 15, 2001, or February 21, 2002. As described in the Offer Document, if you elect to tender one or more of those Eligible Options to us in connection with the Offer, your Eligible Option(s) will be amended, and then immediately cancelled and replaced with a New Option. The Offer Document has been amended to provide additional disclosure about the potential tax consequences of tendering such Eligible Options. A hyperlink to a copy of Amendment No. 1 to the Offer Document has been provided below.
If you have any questions regarding the Offer, you should contact Bonnie Niemtschk, in Stock Administration, at 512-851-4359 or by email at bonnie.niemtschk@cirrus.com.